Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income (Loss) per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2009 and 2008

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Basic - assumes no dilution:

Net income (loss)	$19,281	$(30,808)	$51,316	$(12,010)
Weighted average number of common shares outstanding during the period	39,180	39,062	39,172	40,074

Net income (loss) per share – basic	$0.49	$(0.79)	$1.31	$(0.30)

Diluted - assumes full dilution:

Net income (loss)	$19,281	$(30,808)	$51,316	$(12,010)

Weighted average number of common shares outstanding during the period	39,180	39,062	39,172	40,074
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities (1):
Stock options	164	-	86	-
Common stock units related to Deferred Equity Compensation Plan for Directors	225	-	225	-
Common stock units related to Deferred Compensation Plan for Employees	190	-	190	-
Restricted common stock units related to Incentive Compensation Plan	881	-	881	-

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,640	39,062	40,554	40,074

Net income (loss) per share – diluted	$0.48	$(0.79)	$1.27	$(0.30)

(1)

As a result of the Company’s net losses for the three and nine months ended September 30, 2008, common equivalent shares were excluded from diluted shares due to their antidilutive effect for these periods.